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                                                                Exhibit (a)(10)


                     [LETTERHEAD OF QUEBECOR PRINTING INC.]


AUGUST 13, 1999

FOR IMMEDIATE RELEASE                                                PAGE 1 OF 1


                     QUEBECOR PRINTING EXTENDS TENDER OFFER

                             FOR WORLD COLOR SHARES


MONTREAL - Quebecor Printing Inc. announced today that it has extended the expiration date of its tender offer, through its wholly owned subsidiary, Printing Acquisition Inc., for up to 23.5 million shares of World Color Press, Inc. to 12:00 Midnight, Eastern Daylight Time, on August 19, 1999.

Approximately 18 million shares of World Color common stock were validly tendered in connection with the tender offer as of 12:00 Midnight, Eastern Daylight Time, on August 12, 1999, the original expiration date of the tender offer.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                      -30-

NOTE TO EDITORS: For further detail on the World Color acquisition, please consult Quebecor Printing News Release issued July 12, 1999.

For further information:

John Paul Macdonald
Director, Corporate Communications
Quebecor Printing Inc.
(514) 877-5317
(800) 567-7070